January 9, 2014

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund IV, L.P., Series 1 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

You may recall that the Partnership proposed a Plan of Liquidation pursuant to a consent solicitation statement dated April 7, 2011. The Plan of Liquidation was approved on June 1, 2011. Pursuant to the Plan we have directed our efforts to liquidating the remaining properties. Since our last property disposition notice to you, the Partnership has sold its interest in one local limited partnership: Yantis Housing, Ltd. (“Yantis”), a Texas limited partnership. The Yantis interest was sold by the Partnership on October 31, 2013.  In an appraisal addendum conducted in September 2012, the value of the apartment complex conducted on a restricted rents basis subject to short-term leases was determined to be $180,000. The outstanding mortgage debt as of December 31, 2012 was approximately $579,000. Inasmuch as the appraisal indicated no remaining equity in the apartment complex, the transfer was made for nominal consideration. The Partnership took back a nonrecourse note from Yantis for advances made by the Partnership to Yantis prior to the sale. In connection with the sale, the general partner of Yantis released all claims it had to deferred developer fees.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 146% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in four other apartment complexes and is seeking to dispose of each and thereafter terminate its operations. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the local limited partnership interest will be reflected in your 2013 K-1, expected to be delivered to you approximately February or March 2014. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of the sale once the 2013 K-1 is received.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
Investor Services
WNC & Associates, Inc.

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com